Filed Pursuant to Rule 433
Registration No. 333-202354
MARKET INDEX TARGET-TERM SECURITIES® (MITTS®)
	MITTS® Linked to the EURO STOXX 50® Index	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately three years
Market Measure	EURO STOXX 50® Index (Bloomberg symbol: “SX5E”)
Payout Profile at Maturity
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100% participation in increases in the Market Measure, subject to the Capped Value
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If the Market Measure decreases, 1-to-1 downside exposure to decreases in the Market Measure, with up to 10% of your principal at risk

Capped Value	[$11.80 to $12.80], a [18% to 28%] return over the principal amount, to be determined on the pricing date
Participation Rate	100%, to be determined on the pricing date.
Minimum Redemption Amount	$9.00 per unit
Interest Payments	None.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000152041215002678/bac-2rij2bzdowevxcoj_1175.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●	Depending on the performance of the Market Measure as measured shortly before the maturity date, you may not earn a return on your investment and you may lose up to 10% of your principal amount.
●
Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes.  If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.
●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●
You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

●	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes within the Eurozone
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Bank of America Corporation (BAC) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook.  Before you invest, you should carefully read the prospectus in that registration statement and other documents that BAC has filed with the SEC for more complete information about BAC and any offering described in this Guidebook.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  BAC’s Central Index Key, or CIK, on the SEC website is 70858.  Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-294-1322. BAC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.